UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*
                     -------------------------------

                         TELEPANEL SYSTEMS INC.
                            (Name of Issuer)

                    Common Shares, without par value
                     (Title of Class of Securities)

                                 879434
                             (CUSIP Number)
                    --------------------------------

                           Howard Kailes, Esq.
                     Krugman Chapnick & Grimshaw LLP
                         Park 80 West-Plaza Two
                     Saddle Brook, New Jersey 07663
(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                     -------------------------------

                             March 17, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.
                                                  ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879434

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Electronic Retailing Systems International, Inc.
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

     (a)
         -----
     (b)
         -----
------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     Not applicable
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     See Item 2(d)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

         -0-
------------------------------------------------------------------
8    SHARED VOTING POWER

         -0-
------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

         -0-
------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

         -0-
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

     (see footnote 1)
------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      CO


----------------------------
(1)  On October 29, 1997, Electronic Retailing Systems
     International, Inc. and Telepanel Systems Inc. executed a
     Combination Agreement dated such date.

                         INTRODUCTORY STATEMENT
                         ----------------------

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 1 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 29, 1997 filed by Electronic Retailing Systems International, Inc. ("ERS"), and therefore does not restate the items therein in their entirety.


Item 4.  Purpose of Transaction.
         ----------------------

     On March 17, 1998, ERS announced that the condition to closing contained in the previously reported Combination Agreement dated as of October 29, 1997 (the "Combination Agreement") between ERS and Telepanel Systems Inc. ("Telepanel"), requiring confirmation that the transaction thereunder (the "Transaction") would qualify for pooling-of-interests accounting treatment, has failed to be satisfied following successive discussions by Telepanel with the U.S. Securities and Exchange Commission addressing the effects of a debenture financing undertaken by Telepanel in October 1997. ERS' Board of Directors has determined that it does not intend to waive the condition to combine regarding qualification for pooling-of-interests accounting treatment.

     Telepanel has stated that it views ERS' position on the accounting treatment of the transaction as a termination of the Combination Agreement, which Telepanel accepts, although alleging that the lack of pooling-of-interests accounting treatment is not available to ERS as a basis for termination. ERS has communicated to Telepanel its rejection of Telepanel's position in view of the terms of the Combination Agreement and recent developments. ERS and Telepanel are engaged in discussions regarding a mutually acceptable termination of the Combination Agreement.

     Pursuant to the Combination Agreement, in February 1998 ERS and Telepanel entered into a joint distribution agreement (the "Joint Distribution Agreement") providing for the creation of a joint venture (the "Joint Venture") to hold specified distribution rights until consummation of the Transaction or termination of the Combination Agreement, or until specified defaults. Under the Joint Distribution Agreement, ERS has advanced the amount of U.S.$2,000,000 to the Joint Venture, on a revolving basis, which accrues interest, payable monthly, at the prime rate plus 2.5% per annum, is guaranteed by Telepanel and its subsidiaries and is secured by all of the assets of Telepanel and its subsidiaries (such collateral subordinated in right to specified bank indebtedness but prior in right to any other interest). All amounts advanced by ERS to the Joint Venture, if not earlier repaid from specified receivables of Telepanel and subsidiaries, were to have been due within 180 days of termination of the Combination Agreement (or earlier, in the event of specified defaults). ERS has delivered notice to the Joint Venture and Telepanel accelerating repayment of all outstanding amounts under such facility, as a result of the failure of the Joint Venture to make payment of interest when due and notwithstanding attempts to make payment of interest alone after the due date therefor.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit A   -    Press Release of ERS issued March 17, 1998

                                SIGNATURE
                                ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1998                  ELECTRONIC RETAILING SYSTEMS
                                        INTERNATIONAL, INC.


                                       By s/Bruce F. Failing, Jr.
                                         ----------------------------
                                          Bruce F. Failing, Jr.
                                          Vice Chairman of the Board
                                             and Principal Executive
                                             Officer

                            INDEX TO EXHIBITS


Exhibit A  -     Press Release of Electronic Retailing
                 Systems International, Inc. issued March
                 17, 1998